SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Inseego Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45782B104

(CUSIP Number)

Dennis O. Garris

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Golden Harbor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,840,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,840,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,840,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on (i) 79,531,512 shares of the Issuer’s common stock outstanding as of August 9, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2019, and (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants.

CUSIP No. 45782B104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,840,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,840,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,840,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on (i) 79,531,512 shares of the Issuer’s common stock outstanding as of August 9, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2019, and (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants.

CUSIP No. 45782B104	SCHEDULE 13D

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed on August 10, 2018 by Golden Harbor Ltd. (“Golden Harbor”) and Joe Lewis, as amended by Amendment No. 1 filed on September 7, 2018, Amendment No. 2 filed on December 20, 2018, Amendment No. 3 filed on March 29, 2019 and Amendment No. 4 filed on July 25, 2019 (as amended, the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Filing.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on (i) 79,531,512 of the Issuer’s shares of Common Stock outstanding as of August 2, 2019 as set forth in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2019, and (ii) 1,875,000 shares of the Issuer’s common stock issuable upon exercise of the 2019 Warrants. The 2019 Warrants are exercisables at any time on or after September 28, 2019.

(a) Golden Harbor and Joe Lewis beneficially own 23,840,504 shares of Common Stock which represents 29.2% of the Issuer’s outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i)	Sole power to vote or direct the vote:

None of the Reporting Persons has sole power to vote or direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or direct the vote of the 23,840,504 shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

None of the Reporting Persons has sole power to vote or direct the vote of any of the shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 23,840,504 shares of Common Stock they beneficially own.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Purchase of Series E Fixed-Rate Cumulative Perpetual Preferred Stock

On August 9, 2019, Golden Harbor and a certain other investor entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer pursuant to which, among other things, the Issuer issued and sold to the investors, in a private placement transaction, an aggregate of 10,000 shares of the Issuer’s Fixed-Rate Cumulative Perpetual Preferred Stock, Series E, par value $0.001 per share (the “Series E Preferred Stock”), for a purchase price of $1,000 per share of Series E Preferred Stock, resulting in aggregate gross proceeds to the Issuer of $10,000,000. Golden Harbor purchased 7,000 shares of the Series E Preferred Stock for an aggregate purchase price of $7,000,000.

Each share of Series E Preferred Stock entitles the holder thereof to receive, when, as and if declared by the Issuer out of assets legally available therefor, cumulative cash dividends at an annual rate of 9.00% payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning on October 1, 2019. If dividends are not declared and paid in any quarter, or if such dividends are declared but holders of the Series E Preferred Stock elect not to receive them in cash, the quarterly dividend will be deemed to accrue and will be added to the Series E Base Amount. The Series E Preferred Stock has no voting rights unless otherwise required by law. The Series E Preferred Stock is perpetual and has no maturity date. However, the Issuer may, at its option, redeem shares of the Series E Preferred Stock, in whole or in part, on or after July 1, 2022, at a price equal to 110% of the Series E Base Amount plus (without duplication) any accrued and unpaid dividends. The “Series E Base Amount” means $1,000.00 per share, plus any accrued but unpaid dividends, whether or not declared by the Issuer’s board of directors, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E Preferred Stock. In the event of a liquidation, dissolution or winding up of the Issuer, the holders of the Series E Preferred Stock will be entitled to receive, after satisfaction of liabilities to creditors and subject to the rights of holders of any senior securities, but before any distribution of assets is made to holders of common stock or any other junior securities, the Series E Base Amount plus (without duplication) any accrued and unpaid dividends.

The foregoing description of the Securities Purchase Agreement and terms of the Series E Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Securities Purchase Agreement and the Certificate of Designation of the Series E Preferred Stock, a copy of which is filed as Exhibit 12 and Exhibit 13, respectively to this Schedule 13D and incorporated herein by reference.

In connection with the closing of the acquisition described above and pursuant to the Co-Investment Agreement and Investor Suitability Questionnaire dated September 7, 2018, Mr. Avery made an indirect co-investment of $70,000 in the Series E Preferred Stock purchased by Golden Harbor (the “Series E Preferred Stock Interest”). The Series E Preferred Stock Interest is a contractual economic interest intended to mirror the economic terms, if any, of Golden Harbor’s investment in the Series E Preferred Stock Interest. The Series E Preferred Stock Interest represents solely an economic right and does not include any right to vote, any right to cause the disposition of the Series E Preferred Stock Interest or any other rights of control. Mr. Avery is entitled to receive the economic benefit, if any, of the Series E Preferred Stock Interest based on his cash investment divided by Golden Harbor’s total investment in the Series E Preferred Stock Interest. The investment made by Mr. Avery was at the same price as Golden Harbor’s investment in the Series E Preferred Stock Interest.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

CUSIP No. 45782B104	SCHEDULE 13D

Exhibit 5	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 9	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Term Loan), dated as of September 7, 2018, between James B. Avery, RPFG Holdings, Inc. and South Ocean Funding, LLC (incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 10	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on December 20, 2018).

Exhibit 11	Common Stock Purchase Warrant issued to Golden Harbor Ltd., dated March 28, 2019, by Inseego Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed March 28, 2019).

Exhibit 12	Securities Purchase Agreement, dated as of August 9, 2019, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 13, 2019).

Exhibit 13	Certificate of Designation of Series E Fixed-Rate Cumulative Perpetual Preferred Stock of Inseego Corp. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed August 13, 2019).

CUSIP No. 45782B104	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2019

GOLDEN HARBOR LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director & Vice President

/s/ Joseph C. Lewis
Joseph C. Lewis

CUSIP No. 45782B104	SCHEDULE 13D

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, between Golden Harbor and Joe Lewis (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the reporting persons on August 10, 2018).

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 7	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Units), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 8	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Convertible Senior Notes), dated as of September 7, 2018, between James B. Avery, Aviva Holdings Ltd. and Golden Harbor Ltd. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 9	Co-Investment Agreement and Investor Suitability Questionnaire (Inseego Term Loan), dated as of September 7, 2018, between James B. Avery, RPFG Holdings, Inc. and South Ocean Funding, LLC (incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on September 7, 2018).

Exhibit 10	Stock Purchase Agreement, dated as of December 4, 2018, between Golden Harbor Ltd. and Continental General Insurance Company (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on December 20, 2018).

Exhibit 11	Common Stock Purchase Warrant issued to Golden Harbor Ltd., dated March 28, 2019, by Inseego Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed March 28, 2019).

Exhibit 12	Securities Purchase Agreement, dated as of August 9, 2019, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 13, 2019).

Exhibit 13	Certificate of Designation of Series E Fixed-Rate Cumulative Perpetual Preferred Stock of Inseego Corp. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed August 13, 2019).